UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Smitten Press: Local Lore and Legends Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

83265T 10 2

(CUSIP Number)

Robert Lee Cox

2501 N.W. 34 Place, Unit 24

Pompano Beach, FL 33069

(516) 680-4505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |  |

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert Lee Cox
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
Not Applicable (a)
(b)		X

3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not Applicable

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 5,000,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER N/A
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 5,000,000
WITH	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
Not Applicable

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14		TYPE OF REPORTING PERSON* IN

CUSIP No.	13D	Page 3 of 5 Pages

Item 1.

Security and Issuer.

Smitten Press: Local Lore and Legends Inc.

Item 2.

Identity and Background.

(a)

Name:

Robert Lee Cox

(b)

Residence or business address:

2501 N.W. 34th Place, Unit 24

Pompano Beach, FL 33069

(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Chief Executive Officer and Director of Issuer

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

Not Applicable

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

Not Applicable

(f)

Citizenship:

United States

Item 3.

Source or Amount of Funds or Other Consideration.

Robert Lee Cox sold 20,270,000 shares of common stock he owned in a private transaction for $0.001 per share.

Item 4.

Purpose of the Transaction.

Private sale of securities

Item 5.

Interest in Securities of the Issuer.

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1:

5,000,000 – 15.5%

(b)

5,000,000 shares as to which Robert Lee Cox has sole voting and dispositive power

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a):

Not Applicable

CUSIP No.	13D	Page 4 of 5 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.

Material to be filed as Exhibits.

Not Applicable

CUSIP No.	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2008

By:	/s/ Robert Lee Cox
Robert Lee Cox